FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2024

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim consolidated financial statements of FirstService Corporation, which include the interim consolidated balance sheet as at June 30, 2024 and the interim consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the three and six month periods then ended are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on the best judgment of management.

These interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

/s/ Scott Patterson	/s/ Jeremy Rakusin

Scott Patterson	Jeremy Rakusin
CEO	CFO

August 1, 2024

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023

Revenues (note 3)	$1,297,459	$1,119,734	$2,455,504	$2,138,179

Cost of revenues	862,463	754,263	1,651,040	1,454,527
Selling, general and administrative expenses	309,528	252,465	602,531	495,707
Depreciation	22,216	17,478	43,792	35,074
Amortization of intangible assets	17,009	11,556	32,240	25,842
Acquisition-related items	2,306	1,651	3,906	3,758
Operating earnings	83,937	82,321	121,995	123,271

Interest expense, net	20,531	11,954	39,557	22,585
Other income, net (note 6)	(115)	(4,249)	(1,995)	(4,513)
Earnings before income tax	63,521	74,616	84,433	105,199
Income tax (note 8)	18,584	19,903	24,599	27,819
Net earnings	44,937	54,713	59,834	77,380

Non-controlling interest share of earnings (note 11)	2,696	3,376	4,229	5,809
Non-controlling interest redemption increment (note 11)	7,183	5,977	14,239	10,093
Net earnings attributable to Company	$35,058	$45,360	$41,366	$61,478

Net earnings per common share (note 12)

Basic	$0.78	$1.02	$0.92	$1.38
Diluted	$0.78	$1.01	$0.92	$1.37

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023

Net earnings	$44,937	$54,713	$59,834	$77,380

Foreign currency translation gain (loss)	(936)	1,436	(3,076)	1,483

Comprehensive earnings	44,001	56,149	56,758	78,863

Less: Comprehensive earnings attributable to non-controlling interests	9,879	9,353	18,468	15,902

Comprehensive earnings attributable to Company	$34,122	$46,796	$38,290	$62,961

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	$210,918	$187,617
Restricted cash	20,591	19,260
Accounts receivable, net of allowance of $20,978 (December 31, 2023 - $19,563)	895,182	842,236
Income tax recoverable	23,622	8,809
Inventories (note 7)	259,825	246,192
Prepaid expenses and other current assets	71,377	56,888
	1,481,515	1,361,002

Other receivables	4,125	4,238
Other assets	30,391	30,180
Fixed assets	237,755	204,188
Operating lease right-of-use assets (note 5)	227,230	218,299
Intangible assets	754,438	628,011
Goodwill	1,310,731	1,179,825
	2,564,670	2,264,741
	$4,046,185	$3,625,743

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$155,907	$143,347
Accrued liabilities	346,642	327,736
Income taxes payable	3,448	1,470
Unearned revenues	216,649	178,587
Operating lease liabilities - current (note 5)	50,266	50,898
Long-term debt - current (note 9)	41,985	37,132
Contingent acquisition consideration - current (note 10)	34,840	31,604
	849,737	770,774

Long-term debt - non-current (note 9)	1,289,151	1,144,975
Operating lease liabilities - non-current (note 5)	194,668	183,923
Contingent acquisition consideration (note 10)	46,185	31,874
Unearned revenues	21,883	21,380
Other liabilities	63,624	62,684
Deferred income tax	83,908	53,024
	1,699,419	1,497,860
Redeemable non-controlling interests (note 11)	415,559	332,963

Shareholders' equity	1,081,470	1,024,146
	$4,046,185	$3,625,743

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2023	44,682,427	$855,817	$95,220	$77,480	$(4,371)	$1,024,146
Net earnings	-	-	-	6,308	-	6,308
Other comprehensive loss	-	-	-	-	(2,140)	(2,140)

Common Shares:
Stock option expense	-	-	6,908	-	-	6,908
Stock options exercised	294,362	32,036	(7,075)	-	-	24,961
Dividends	-	-	-	(11,218)	-	(11,218)
Balance, March 31, 2024	44,976,789	$887,853	$95,053	$72,570	$(6,511)	$1,048,965
Net earnings	-	-	-	35,058	-	35,058
Other comprehensive loss	-	-	-	-	(936)	(936)

Subsidiaries’ equity transactions	-	-	(1,344)	-	-	(1,344)
Common Shares:
Stock option expense	-	-	7,019	-	-	7,019
Stock options exercised	35,000	5,029	(1,042)	-	-	3,987
Dividends	-	-	-	(11,279)	-	(11,279)
Balance, June 30, 2024	45,011,789	$892,882	$99,686	$96,349	$(7,447)	$1,081,470

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2022	44,226,493	$813,029	$83,007	$17,347	$(5,917)	$907,466
Net earnings	-	-	-	16,118	-	16,118
Other comprehensive earnings	-	-	-	-	47	47

Common Shares:
Stock option expense	-	-	7,157	-	-	7,157
Stock options exercised	323,724	27,394	(5,818)	-	-	21,576
Dividends	-	-	-	(10,154)	-	(10,154)
Balance, March 31, 2023	44,550,217	$840,423	$84,346	$23,311	$(5,870)	$942,210
Net earnings	-	-	-	45,360	-	45,360
Other comprehensive earnings	-	-	-	-	1,436	1,436

Common Shares:
Stock option expense	-	-	5,347	-	-	5,347
Stock options exercised	42,600	5,155	(1,111)	-	-	4,044
Dividends	-	-	-	(10,011)	-	(10,011)
Balance, June 30, 2023	44,592,817	$845,578	$88,582	$58,660	$(4,434)	$988,386

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Cash provided by (used in)

Operating activities
Net earnings	$44,937	54,713	$59,834	$77,380

Items not affecting cash:
Depreciation and amortization	39,225	29,034	76,032	60,916
Deferred income tax	(2,275)	(419)	(4,549)	(691)
Stock-based compensation	7,019	5,347	13,927	12,504
Other	1,033	(3,352)	457	(1,506)

Changes in non-cash working capital:
Accounts receivable	(22,637)	(73,765)	(2,640)	(122,353)
Inventories	(5,346)	16,868	(2,150)	2,606
Prepaid expenses and other current assets	9,560	(171)	(7,718)	(9,434)
Payables and accruals	33,002	41,398	(23,282)	10,992
Unearned revenues	19,666	19,268	26,000	55,202
Other liabilities	6,560	(2,669)	5,388	333
Contingent acquisition consideration	-	-	(19,355)	-
Net cash provided by operating activities	130,744	86,252	121,944	85,949

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(123,031)	(11,099)	(154,649)	(93,450)
Purchases of fixed assets	(29,301)	(22,723)	(54,322)	(44,204)
Other investing activities	(299)	6,560	(1,000)	1,256
Net cash used in investing activities	(152,631)	(27,262)	(209,971)	(136,398)

Financing activities
Increase in long-term debt	115,473	1,145	336,728	135,045
Repayment of long-term debt	(25,000)	(20,000)	(200,000)	(50,000)
Purchases of non-controlling interests, net	(10,221)	(891)	(21,442)	(3,610)
Contingent acquisition consideration	-	(2,380)	(6,158)	(8,476)
Proceeds received on exercise of options	3,987	4,044	28,948	25,620
Dividends paid to common shareholders	(11,244)	(10,024)	(21,298)	(18,980)
Distributions paid to non-controlling interests	(3,817)	(4,114)	(4,470)	(4,472)
Net cash provided by (used in) financing activities	69,178	(32,220)	112,308	75,127
Effect of exchange rate changes on cash, cash equivalents and restricted cash	123	(591)	351	(604)
Increase in cash, cash equivalents and restricted cash	47,414	26,179	24,632	24,074
Cash, cash equivalents and restricted cash, beginning of period	184,095	157,243	206,877	159,348
Cash, cash equivalents and restricted cash, end of period	$231,509	183,422	$231,509	$183,422

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned locations and franchise networks. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2024 and the results of operations and its cash flows for the three and six month periods ended June 30, 2024 and 2023. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

3.       REVENUE RECOGNITION – Disaggregated revenues are as follows:

	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023

Revenues
FirstService Residential	$557,504	$517,134	$1,053,628	$962,714
FirstService Brands company-owned	682,431	546,738	1,295,738	1,072,342
FirstService Brands franchisor	55,618	54,369	102,364	100,059
FirstService Brands franchise fee	1,906	1,493	3,774	3,064

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at June 30, 2024, the aggregate amount of backlog was $1,003,915 (December 31, 2023 - $838,335). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at December 31, 2023 are expected to be recognized into income during 2024.

4.       ACQUISITIONS – During the six months ended June 30, 2024, the Company completed six acquisitions, two in the FirstService Residential segment and four in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired two property management firms operating in Tampa, Florida and San Francisco, California, respectively. Within the FirstService Brands segment, the Company acquired an independent restoration company located in Atlanta, Georgia, as well as a fire protection company operating in Birmingham, Alabama. Also, within the FirstService Brands segment, the Company acquired two commercial roofing companies headquartered in Fort Myers, Florida and Malabar, Florida, respectively. The acquisition date fair value of consideration transferred was as follows: cash of $154,649 (net of cash acquired of $24,504), and contingent consideration of $42,454.

During the six months ended June 30, 2023, the Company completed five acquisitions for cash consideration of $93,450, $12,625 paid in escrow just prior to December 31, 2022, and contingent consideration of $5,500.

The purchase price allocations for certain transactions completed in the last six months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the six months ended June 30, 2024.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2024 was $81,025 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $70,329 to a maximum of $82,740. The contingencies will expire during the period extending to May 2026. During the six months ended June 30, 2024, $25,513 was paid with reference to such contingent consideration (2023 - $8,476).

5.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the six months ended June 30, 2024 was $30,922 (2023 - $26,579).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, six months ended June 30	2024

Cash paid for amounts included in the measurement of operating lease liabilities	$29,116
Right-of-use assets obtained in exchange for operating lease obligation	$46,460

6.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023

Gain on sale of building asset	$-	$(4,351)	$-	$(4,351)
Other expense (income), net	(115)	102	(1,995)	(162)
	$(115)	$(4,249)	$(1,995)	$(4,513)

During the second quarter of the prior year, the Company sold a building in South Florida for proceeds of $7,350. The pre-tax gain on the sale was $4,351. The sale was in the FirstService Residential segment.

7.       INVENTORIES - Inventories are comprised of the following:

	June 30,	December 31,
	2024	2023

Work-in-progress	$191,314	$181,751
Finished Goods	24,971	26,350
Supplies and other	43,540	38,091
	$259,825	$246,192

8.       INCOME TAX – The provision for income tax for the six months ended June 30, 2024 reflected an effective tax rate of 29% (2023 - 26%) relative to the statutory rate of approximately 27% (2023 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $30,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025.

In February 2022, the Company entered into a second amended and restated credit agreement (“Credit Agreement”) with a syndicate of lenders. The Credit Agreement provides for a committed multi-currency revolving credit facility of US$1.25 billion on an unsecured basis. The Credit Agreement has a term ending February 2027, and bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The Credit Agreement replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. A portion of the revolving credit facility under the Credit Agreement was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and the Credit Agreement will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions. The Company assessed whether the repayment of the term loan balance and expansion of the revolving credit facility constituted a substantial change in the terms of the underlying debt agreements and as a result, this transaction has been treated as a debt extinguishment. In December 2023, the Company exercised the Credit Agreement’s $250,000 accordion feature to fund its acquisition of Roofing Corp of America, which brought the total borrowing capacity of the Credit Agreement to US$1.25 billion.

In September 2022 (and as amended in April 2024 as noted below), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with Prudential has a term ending September 29, 2025, and the facility with New York Life has a term ending April 3, 2027. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually. In April 2024, the facility with New York Life was amended to increase the potential financing capacity by $100,000, to the current $250,000, and to extend the term of the New York Life facility from September 29, 2025 to the current April 3, 2027. The Company has the ability to issue incremental Note tranches under the facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement, the Senior Notes, and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2024:

		Fair value measurements at June 30, 2024

	Carrying value at
	June 30, 2024	Level 1	Level 2	Level 3

Contingent consideration liability	$81,025	$-	$-	$81,025
Interest rate swap asset	2,513	-	2,513	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2024

Balance, January 1	$63,478
Amounts recognized on acquisitions	42,454
Fair value adjustments	650
Resolved and settled in cash	(25,513)
Other	(44)
Balance, June 30	$81,025

Less: Current portion	34,840
Non-current portion	$46,185

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.0% to 4.5%).

	June 30, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,125	$4,125	$4,238	$4,238
Long-term debt	1,331,136	1,339,449	1,182,107	1,183,854

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2024

Balance, January 1	$332,963
RNCI share of earnings	4,229
RNCI redemption increment	14,239
Distributions paid to RNCI	(4,470)
Purchases of interests from RNCI, net	(21,442)
RNCI recognized on business acquisitions	88,474
Other	1,566
Balance, June 30	$415,559

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of June 30, 2024 was $367,006. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at June 30, 2024, approximately 2,400,000 such shares would be issued; this would be accretive to net earnings per Common Share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment or decrement.

12.       NET EARNINGS PER COMMON SHARE – The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2024	2023	2024	2023

Basic shares	44,984	44,574	44,917	44,486
Assumed exercise of Company stock options	116	226	170	247
Diluted shares	45,100	44,800	45,087	44,733

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at June 30, 2024, there were 1,350,240 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended June 30, 2024 (2023 – 57,150). The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the six months ended June 30, 2024 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,420,749	$133.65
Granted	568,500	164.15
Exercised	(329,362)	87.89
Shares issuable under options - End of period	2,659,887	$145.83	2.90	$24,102
Options exercisable - End of period	1,196,452	$137.23	1.85	$19,159

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2024 was $13,927 (2023 - $12,504). As of June 30, 2024, there was $39,441 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2024, the fair value of options vested was $17,078 (2023 - $15,637).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments and Corporate. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2024
Revenues	$557,504	$739,955	$-	$1,297,459
Depreciation and amortization	9,773	29,429	23	39,225
Operating earnings	49,107	46,308	(11,478)	83,937

2023
Revenues	$517,134	$602,600	$-	$1,119,734
Depreciation and amortization	6,029	22,981	24	29,034
Operating earnings	49,195	41,770	(8,644)	82,321

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2024
Revenues	$1,053,628	$1,401,876	$-	$2,455,504
Depreciation and amortization	18,196	57,790	46	76,032
Operating earnings	75,765	73,107	(26,877)	121,995

2023
Revenues	$962,714	$1,175,465	$-	$2,138,179
Depreciation and amortization	14,822	46,048	46	60,916
Operating earnings	71,907	71,930	(20,566)	123,271

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2024
Revenues	$1,142,602	$154,857	$1,297,459
Total long-lived assets	2,108,466	421,688	2,530,154

2023
Revenues	$949,677	$170,057	$1,119,734
Total long-lived assets	1,420,723	333,437	1,754,160

	United States	Canada	Consolidated

Six months ended June 30

2024
Revenues	$2,161,293	$294,211	$2,455,504

2023
Revenues	$1,843,546	$294,633	$2,138,179

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Month Period Ended June 30, 2024

(in US dollars)

August 1, 2024

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2024 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2023. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2024 and up to and including August 1, 2024.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended June 30, 2024

Revenues for our second quarter were $1.30 billion, 16% higher than the comparable prior year quarter.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $132.5 million, up from $118.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.2% of revenues versus 10.6% of revenues in the prior year quarter. Operating earnings for the second quarter were $83.9 million, compared to $82.3 million in the prior year quarter. Our operating earnings margin was 6.5% of revenues versus 7.4% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $39.2 million, relative to $29.0 million in the prior year, with the increase primarily related to recently acquired operations in both our FirstService Residential and FirstService Brands segments.

Net interest expense was $20.5 million, up from $12.0 million recorded in the prior year quarter, with the difference primarily attributable to a higher cost of debt, as well as the increase in our average outstanding debt.

Other income was $0.1 million versus $4.2 million in the prior year. Other income in the prior period included a pre-tax gain of $4.4 million from the sale of a building located in South Florida within the FirstService Residential segment.

The consolidated income tax rate for the quarter was 29% of earnings before income tax, versus 27% in the prior year quarter, and relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 29%.

Net earnings for the quarter were $44.9 million, versus $54.7 million in the prior year quarter, with the decrease primarily attributable to higher interest expense.

The RNCI redemption increment for the second quarter was $7.2 million, versus $6.0 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $557.5 million for the second quarter, up 8% versus the prior year, including organic growth of 7%. The growth was driven by new property management contract wins across most markets. Adjusted EBITDA was $59.1 million, or 10.6% of revenues, versus $55.7 million, or 10.8% of revenues, in the prior year quarter. Operating earnings were $49.1 million, or 8.8% of revenues, versus $49.2 million, or 9.5% of revenues, for the second quarter of last year. The Adjusted EBITDA margin for the division was relatively in-line with the prior year, while the operating earnings margin was modestly lower due to amortization expense related to recently completed tuck-under acquisitions.

Second quarter revenues at our FirstService Brands segment were $740.0 million, up 23% relative to the prior year quarter. The revenue increase was driven by solid growth from Century Fire Protection and a significant contribution from our recent Roofing Corp of America acquisition. On an organic basis, division revenues were down 6%, versus the prior year second quarter, which benefited from elevated weather-related claims activity at our restoration operations. Adjusted EBITDA for the quarter was $77.6 million, or 10.5% of revenues, versus $65.8 million, or 10.9% of revenues, in the prior year quarter. Operating earnings for the second quarter were $46.3 million, or 6.3% of revenues, versus $41.8 million, or 6.9% of revenues, in the prior year quarter. The decline in operating margins was attributable to lower profitability at our restoration brands due to milder weather patterns in the current quarter compared to the prior year period.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $4.2 million, relative to $3.2 million in the prior year quarter. Corporate costs for the current quarter were $11.5 million in the quarter versus $8.6 million in the prior year quarter, with the year-over-year cost increase driven by the impact of foreign exchange as well as higher stock-based compensation expense.

Results of operations - six months ended June 30, 2024

Revenues for the six months ended June 30, 2024 were $2.46 billion, 15% higher than the comparable prior year period.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $215.9 million, up from $200.4 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 8.8% of revenues versus 9.4% of revenues in the prior year. Operating earnings for the period were $122.0 million, versus $123.3 million in the prior year. Our operating earnings margin was 5.0% of revenues versus 5.8% of revenues in the prior year period.

Depreciation and amortization expense totalled $76.0 million, relative to $60.9 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $39.6 million, up from $22.6 million recorded in the prior year period, with the difference primarily attributable to a higher cost of debt and an increase in our average outstanding debt.

Our consolidated income tax rate for the six-month period was 29%, versus 26% in the prior year-to-date period, and relative to the statutory rate of 27% in both periods.

Net earnings for the six-month period were $59.8 million, down from $77.4 million in the prior year period, and was primarily attributable to higher interest costs.

The RNCI redemption increment for the period was $14.2 million, versus $10.1 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.05 billion for the six-month period, up 9% over the prior year period, including 7% organic growth. The solid revenue performance was driven by new property management contract wins across various markets. Adjusted EBITDA was $94.7 million, or 9.0% of revenues, up from $87.7 million, or 9.1% of revenues, in the prior year period. Operating earnings were $75.8 million, or 7.2% of revenues, for the six-month period, relative to $71.9 million, or 7.5% of revenues, in the prior year period.

Year-to-date revenues at FirstService Brands were $1.40 billion, an increase of 19% relative to the prior year period. Revenue growth was driven by double-digit organic growth at Century Fire Protection, as well as contribution from our Roofing Corp of America acquisition. Division revenues declined 6% on an organic basis, versus the prior year period, which benefited from significant weather-related claims activity at our restoration businesses. Adjusted EBITDA for the period was $133.0 million, or 9.5% of revenues, up from $120.6 million, or 10.3% of revenues, in the prior year period. Operating earnings were $73.1 million, or 5.2% of revenues, versus $71.9 million, or 6.1% of revenues, in the prior year. Operating margins declined due to lower profitability at our restoration brands, as well as from promotional activity in our home services brands in the first quarter of the current year.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, for the six-month period were $11.9 million versus $7.8 million in the prior year period. Corporate costs were $26.9 million, compared to $20.6 million in the prior year, with the increase primarily due to the impact of foreign exchange.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements (except for other data which is non-GAAP), that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2024
Revenues	$1,158,045	1,297,459
Operating earnings	38,058	83,937
Net earnings per share
Basic	0.14	0.78
Diluted	0.14	0.78

YEAR ENDED DECEMBER 31, 2023
Revenues	$1,018,445	$1,119,734	$1,117,109	$1,079,260
Operating earnings	40,950	82,321	73,559	48,062
Net earnings per share
Basic	0.36	1.02	0.73	0.14
Diluted	0.36	1.01	0.73	0.14

YEAR ENDED DECEMBER 31, 2022
Revenues	$834,572	$930,707	$960,455	$1,020,101
Operating earnings	29,046	59,813	62,709	67,458
Net earnings per share
Basic	0.32	0.78	0.77	0.86
Diluted	0.32	0.78	0.77	0.86

OTHER DATA
Adjusted EBITDA - 2024	$82,373	$132,487
Adjusted EBITDA - 2023	82,096	118,353	$111,936	$103,343
Adjusted EBITDA - 2022	62,338	91,346	95,501	102,547
Adjusted EPS - 2024	0.67	1.36
Adjusted EPS - 2023	0.85	1.46	1.25	1.11
Adjusted EPS - 2022	0.73	1.12	1.17	1.22

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically can result in higher revenues and earnings in any given reporting quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2024	2023	2024	2023

Net earnings	$44,937	$54,713	$59,834	$77,380
Income tax	18,584	19,903	24,599	27,819
Other income, net	(115)	(4,249)	(1,995)	(4,513)
Interest expense, net	20,531	11,954	39,557	22,585
Operating earnings	83,937	82,321	121,995	123,271
Depreciation and amortization	39,225	29,034	76,032	60,916
Acquisition-related items	2,306	1,651	3,906	3,758
Stock-based compensation expense	7,019	5,347	13,927	12,504
Adjusted EBITDA	$132,487	$118,353	$215,860	$200,449

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,107	$46,308	$(11,478)
Depreciation and amortization	9,773	29,429	23
Acquisition-related items	207	1,827	272
Stock-based compensation expense	-	-	7,019
Adjusted EBITDA	$59,087	$77,564	$(4,164)

Three months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$49,195	$41,770	$(8,644)
Depreciation and amortization	6,029	22,981	24
Acquisition-related items	514	1,048	89
Stock-based compensation expense	-	-	5,347
Adjusted EBITDA	$55,738	$65,799	$(3,184)

Six months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$75,765	$73,107	$(26,877)
Depreciation and amortization	18,196	57,790	46
Acquisition-related items	725	2,129	1,052
Stock-based compensation expense	-	-	13,927
Adjusted EBITDA	$94,686	$133,026	$(11,852)

Six months ended, June 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate (1)

Operating earnings (loss)	$71,907	$71,930	$(20,566)
Depreciation and amortization	14,822	46,048	46
Acquisition-related items	977	2,614	167
Stock-based compensation expense	-	-	12,504
Adjusted EBITDA	$87,706	$120,592	$(7,849)

(1) Corporate costs represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2024	2023	2024	2023

Net earnings	$44,937	$54,713	$59,834	$77,380
Non-controlling interest share of earnings	(2,696)	(3,376)	(4,229)	(5,809)
Acquisition-related items	2,306	1,651	3,906	3,758
Amortization of intangible assets	17,009	11,556	32,240	25,842
Stock-based compensation expense	7,019	5,347	13,927	12,504
Income tax on adjustments	(6,968)	(4,395)	(13,389)	(9,970)
Non-controlling interest on adjustments	(320)	(249)	(584)	(531)
Adjusted net earnings	$61,287	$65,247	$91,705	$103,174

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2024	2023	2024	2023

Diluted net earnings per share	$0.78	$1.01	$0.92	$1.37
Non-controlling interest redemption increment	0.16	0.13	0.32	0.23
Acquisition-related items	0.05	0.04	0.08	0.08
Amortization of intangible assets, net of tax	0.26	0.19	0.49	0.42
Stock-based compensation expense, net of tax	0.11	0.09	0.22	0.21
Adjusted earnings per share	$1.36	$1.46	$2.03	$2.31

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2024 was $121.9 million, up from $85.9 million in the prior year period. The year-over-year increase in cash flow was driven primarily by positive changes in non-cash working capital relative to the prior six-month period. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2024, capital expenditures were $54.3 million, up from $44.2 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, total capital expenditures for the year ending December 31, 2024 are expected to be approximately $115 million.

In July 2024, we paid a quarterly dividend of $0.25 per share on the Common Shares in respect of the quarter ended June 30, 2024.

Net indebtedness as at June 30, 2024 was $1.12 billion, versus $994.5 million at December 31, 2023. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2024 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $102.6 million of available undrawn credit as of June 30, 2024.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $81.0 million as at June 30, 2024 ($63.5 million as at December 31, 2023) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to May 2026. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at June 30, 2024:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,300,559	$30,228	$1,084,928	$50,403	$135,000
Interest on long-term debt	196,840	75,635	87,463	18,227	15,515
Capital lease obligations	30,577	11,756	15,357	3,464	-
Contingent acquisition consideration	81,025	34,840	46,185	-	-
Operating leases	297,480	58,797	105,213	64,810	68,660

Total contractual obligations	$1,906,481	$211,256	$1,339,146	$136,904	$219,175

At June 30, 2024, we had commercial commitments totaling $29.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2024	2023

FirstService Residential	$69,072	$72,140
FirstService Brands	297,934	221,771
	$367,006	$293,911

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2024, the RNCI recorded on the balance sheet was $415.6 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2024 would be $0.24, and a decrease of $0.08 to adjusted EPS.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2023.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2024 was $3.8 million (2023 - $2.3 million).

As at June 30, 2024, the Company had $6.6 million of loans receivable from minority shareholders (December 31, 2023 - $6.6 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 45,016,289 Common Shares. In addition, as at the date hereof, 2,655,387 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2024 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business and roofing business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.